LiveDeal, Inc.
2940 E. Sunset Road
Suite 100
Las Vegas, Nevada 89120

May 28, 2008

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	LiveDeal, Inc.
Form 8-K
Filed on May 13, 2008
File No. 000-24217

Dear Mr. Krikorian:

On behalf of LiveDeal, Inc. (“LiveDeal” or the “Company”) we are submitting this letter in response to comment received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated May 16, 2008 (the “Comment Letter”) with respect to the filing referenced above.  We have reviewed the question in your Comment Letter and have provided the attached response.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 28, 2008

Form 8-K filed on May 13, 2008

1.	Please amend your filing to disclose the date management concluded that previously issued financial statements could no longer be relied as required by Item 4.02(a)(1).

As requested by the Staff, the Company is filing a Form 8-K/A contemporaneously herewith to report the date management concluded that the previously issued financial statements could not be relied upon.  As explained in more detail on the Form 8-K/A, the date management concluded the financial statements could not be relied upon was May 12, 2008.

As requested by the Staff, we acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (702) 939-0230.

Sincerely,

/s/ Gary L. Perschbacher
Chief Financial Officer